               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         Form U-3A-2

       Statement by Holding Company Claiming Exemption Under
             Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

             To Be Filed Annually Prior to March 1

                      ENOVA CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF
CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

	 Enova Corporation ("Claimant") is a corporation organized and existing under the laws of the State of California.<F1> Enova Corporation is a holding company, organized to acquire and hold securities of other corporations. Enova Corporation's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 129400, San Diego, California 92112-9400. Enova Corporation has the following subsidiaries:

A. San Diego Gas & Electric Company ("SDG&E") is a public utility organized and existing as a corporation under the laws of the State of California. SDG&E is a wholly owned subsidiary of Enova Corporation. SDG&E is primarily engaged in the business of generating, transmitting and distributing electric energy in San Diego County and in an adjacent portion of Orange County, and distributing natural gas in San Diego County. SDG&E's principal place of business is 101 Ash Street, San Diego, California, 92101. Its mailing address is Post Office Box 1831, San Diego, California 92112-4150.

(1) SDG&E Funding LLC is a corporation organized and existing under the laws of the State of California. SDG&E Funding is a wholly owned subsidiary of SDG&E, and was created in order to effect the issuance of notes intended to finance a 10% electric rate reduction provided to SDG&E's residential and small commercial customers, as mandated by California's electric restructuring legislation.

B. Pacific Diversified Capital Company ("PDCC") is an independently-operated holding company organized and existing as a corporation under the laws of the State of California. PDCC is a wholly owned subsidiary of Enova Corporation. PDCC owns Phase One Development, Inc. and Phase One Construction, Inc. (inactive). PDCC's principal place of business is 101 Ash Street, San Diego, California 92101.

(1) Phase One Development, Inc. is a wholly owned subsidiary of PDCC and has been in the business of owning and developing real property in California.

C. Enova Financial, Inc. ("Enova Financial") is a corporation organized and existing under the laws of the State of California.
Enova Financial is a wholly owned subsidiary of Enova Corporation.
Enova Financial's principal business is investing as a limited partner in affordable-housing projects. Enova Financial has investments (ranging from 5 percent to 49 percent ownership) in 60 affordable-housing partnerships, representing approximately 1,200 properties located throughout the UnitedStates. Enova Financial's principal place of business is 101 Ash Street, San Diego, California 92101.

D. Califia Company ("Califia") is a corporation organized and existing under the laws of the State of California. Except for an immaterial number of shares of non-voting preferred stock, Califia is a wholly owned subsidiary of Enova Corporation. Califia is an equipment-leasing company, specializing in leasing computer equipment. Califia's principal place of business is 101 Ash Street, San Diego, California 92101.

E. Enova Energy, Inc. is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and is an energy-management-consulting firm. Its primary business is resource management consulting (including generation, purchased power and transmission) and fuel and power procurement consulting for utilities and large end-users. Its principal place of business is 9855 Scranton Road, Suite 100, San Diego, California 92121.

(1) Sempra Energy Solutions (formerly Energy Pacific) is a corporation organized and existing under the laws of the State of California. It is a 48 percent owned subsidiary of Enova Energy and is involved in the marketing of integrated energy and energy-related products and services. Sempra Energy Solutions owns interests in Bangor Gas Company LLC and Frontier Energy LLC, which are joint ventures involved in the construction of natural-gas distribution systems in Maine and North Carolina,respectively. Sempra Energy Solutions also owns interests in Atlantic-Pacific Glendale LLC and Atlantic-Pacific Las Vegas LLC, which are joint ventures to provide integrated energy management services in California and Nevada, respectively. Sempra Energy Solutions' principal place of business is located in Los Angeles, California.

F. Enova Power Corporation (Enova Power) is a wholly owned subsidiary of Enova Corporation and is involved in the development of electric generation projects.Enova Power has an interest in El Dorado LLC, a joint venture to build a natural-gas fired power plant in Boulder City, Nevada.

G. Enova Technologies, Inc. is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation. It is in the business of developing new technologies generally related to the utility and energy businesses. Its principal place of business is 9855 Scranton Road, Suite 100, San Diego, California 92121.

(1) Energy Auditing Agency, Ltd. is a subsidiary of Enova Technologies and is involved in energy auditing, and bill processing and verification in the United Kingdom.

(2) Wright Strategies is a subsidiary of Enova Technologies and is involved in the business of software development.

H. Enova International is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and is involved in natural-gas and power projects outside the United States. Its principal place of business is 101 Ash Street, San Diego, California 92101.

(1) Enova Mexico Service Company is a wholly owned subsidiary of Enova International. It is involved in the development of energy projects in Mexico.

(2) Enova Mexico S.A. de C.V. is a wholly owned subsidiary of Enova International. It is involved in natural-gas and power projects in Mexico. Enova Mexico S.A. de C.V. owns interests in Distribuidora de
Gas Natural de Mexicali S. de R.L. de C.V. (DGN - Mexicali) and Distribuidora de Gas Natural de Chihuahua S. de R.L. de C.V. (DGN - Chihuahua), which are partnerships that operate natural-gas distribution systems in Mexico. Additional information on DGN - Mexicali and DGN - Chihuahua is given in Item 4 herein.

I. Sempra Energy Trading (formerly AIG Trading Corporation) is a corporation organized and existing under the laws of the State of Connecticut. It is a 50-percent owned subsidiary of Enova Corporation and is in the business of natural-gas and power marketing. Its principal place of business is located in Greenwich, Connecticut.


2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

<F1> Enova Corporation is not a "public utility company" for the purposes of the Public Utilities Holding Company Act of 1935 (the
"Act"), and does not own any such properties.


SDG&E Electric Utility Properties:
---------------------------------

     SDG&E operates nine oil and gas-fueled generating units, with net capability of 1,641 MW, located in San Diego County. The four South Bay units (690 MW), located in the City of Chula Vista, went into operation between 1960 and 1971; the five Encina units (951 MW), located in the City of Carlsbad, went into operation between 1954 and 1978. SDG&E owns 100% of all of these units except Encina 5 (330 MW), which SDG&E sold and leased back in 1978, with a lease term through 2004 and renewal options for up to 15 additional years. SDG&E owns 19 gas-fired combustion turbines with net capability of 332 MW, which were placed in service from 1966 to 1979; these turbines are located at various sites in San Diego County and are used only for emergency and peak demand. SDG&E owns 20% of the three nuclear units at San Onofre Nuclear Generating Station ("SONGS"), located in San Diego County, south of San Clemente at the Camp Pendleton United States Marine Base. SONGS is primarily owned and operated by Southern California Edison Company ("Edison"). SONGS 1 has been permanently shut down. SDG&E's share of SONGS 2 and 3 amounts to an aggregate of 430 MW. SDG&E owns another 230-MW diesel and gas-fueled plant in San Diego County, which is in storage and is not expected to return to service.

      SDG&E's transmission facilities consist of transmission lines and transmission substations operating at various voltages from 69 kV (69,000 volts) upwards to 500 kV. SDG&E owns the transmission facilities located in the area in which it serves (San Diego County and an adjacent portion of Orange County), as well as all or portions (specified below) of the three segments of the Southwest PowerLink (SWPL), a 500-kV transmission line extending from SDG&E's Miguel Substation in Southern San Diego County to the Palo Verde Nuclear Generating Station west of Phoenix, Arizona, via two intermediary substations at Imperial Valley, California and North Gila, Arizona.

      SDG&E's transmission system consists of the following:

              - 500 kV: 279.00 circuit-miles (159.0 miles in
                        California, 120.0 miles in Arizona)
              - 230 kV: 267.25 circuit-miles (all in California)
              - 138 kV: 234.29 circuit-miles (all in California)
              -  69 kV: 843.73 circuit-miles (all in California)

     SDG&E is interconnected to various utilities for the purpose of buying and selling electric power and energy, as well as for mutual reliability. SDG&E is interconnected with Edison at the San Onofre 230-kV bus. SDG&E's system connects to the Mexico utility Comision Federal de Electricidad via two 230 kV transmission lines, one from Miguel Substation to Tijuana Substation and the other from Imperial Valley Substation to La Rosita Substation (each line owned by SDG&E on the U.S. side of the international border). The Miguel-Imperial Valley segment of the SWPL (100% owned by SDG&E) provides an interconnection to the system of Imperial Irrigation District; the Imperial Valley - North Gila segment of the SWPL (85.64% owned by SDG&E) provides an interconnection with Arizona Public Service; and the North Gila-Palo Verde segment of the SWPL (76.22% owned by SDG&E) provides the final leg for accessing power at the Palo Verde 500-kV bus, at which power from various sources can be obtained by SDG&E. All the substations at these interconnections are jointly owned by SDG&E and the respective interconnected utilities.

    SDG&E's distribution facilities consist of approximately 8,700 circuit miles of overhead lines and 9,100 circuit miles of underground lines located in San Diego and Orange Counties.


SDG&E Gas Utility Properties:
----------------------------

     SDG&E owns and operates facilities used for the distribution of natural gas to its electric generating units and to retail customers for heat, light and power in San Diego County. SDG&E's natural gas facilities are located in San Diego and Riverside Counties. Gas facilities consist of transmission facilities (compressor stations of 16,900 horsepower in Moreno and of 3,080 horsepower in Rainbow), approximately 164 miles of high-pressure transmission pipelines, approximately 6,754 miles of high-pressure and low-pressure distribution mains, and approximately 5,591 miles of service lines. All natural gas is delivered to SDG&E under a transportation and storage agreement with Southern California Gas Company through two transmission pipelines and one distribution pipeline owned by Southern California Gas, with a combined capacity of 525 million cubic feet per day.

3. INFORMATION FOR CALENDAR YEAR 1997 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(a). NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.<F2> <F3>

                             Electric(kwh)               Gas(Mcf)
     Enova Corporation:           None                       None
     SDG&E:     Retail:      16,747,489,485             101,540,275
                Wholesale:    4,919,597,176                  None

<F2> Excludes customer-owned natural gas transported to retail customers by SDG&E.

<F3> Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.

(b).   NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

      Enova Corporation:                         None
      SDG&E:                                     None

 (c).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                             Electric(kwh)           Gas(Mcf)
                             -------------           ---------
       Enova Corporation:       None                   None
       SDG&E:                4,742,851,000             122,061

(d).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                            Electric(kwh)           Gas(Mcf)
                            -------------           ---------
       Enova Corporation:      None                  None
       SDG&E:              15,187,119,749          100,834,264

<F4>Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.





4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
DOLLARS:

(a).  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE
FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE
GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V.
(DGN - Mexicali) is located at Avenida Reforma 1401-C, Mexicali, B.C., 21100, Mexico. DGN de Chihuahua, S. de R.L. de C.V. (DGN - Chihuahua) is located at Avenida Zarco 2605, Chihuahua, Chih., Mexico C.P. 31020. Both of these companies have facilities that contain natural gas distribution assets, such as poly and steel pipe and meters, and operations and maintenance assets, such as vehicles, tools, and equipment. The offices are staffed with administrative personnel and contain support assets, including computers, software and furniture.

(b). NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

DGN - Mexicali is owned 30 percent by Enova Mexico S.A. de C.V. DGN - Chihuahua is owned 47.5 percent by Enova Mexico S.A. de C.V.

(c). TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

Enova's capital investments in DGN - Mexicali and DGN - Chihuahua were $3 million and $5 million, respectively, at December 31, 1997. The respective direct performance guarantees to the Mexican Regulatory Body (CRE) are $1.5 million and $4.75 million.

(d).  CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY
COMPANY DURING THE REPORTING PERIOD.

For 1997, DGN - Mexicali had a capitalization of $8.4 million and a loss of $0.4 million. For 1997, DGN - Chihuahua had a capitalization of $9.8 million and a loss of $0.1 million.

(e). IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

Enova Corporation provides construction management and training services to joint venture affiliates in Mexicali and Chihuahua. Under California Public Utilities Commission guidelines, any utility labor used in providing these services is charged at its fully loaded cost plus a 5 percent markup. Any direct costs are passed through and include all costs incurred in providing the service, such as procurement, transportation, or storage.




EXHIBIT A

      Consolidating Statements of income and surplus of Enova
Corporation's subsidiary companies for the year ended December 31, 1997, together with consolidating balance sheets of Enova Corporation's subsidiary companies as of the close at December 31, 1997, are attached as Exhibit A.


EXHIBIT B

Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis. See Ex-27


EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.




                +--------------+
                |    Enova     |
                | Corporation  |
                +-------+------+
                        |
                +-------+------+
                |    Enova     |
                |International,|
                |     Inc.     |
                +---+-------+--+
                    |       |
        +-----------+--+  +-+------------+
        |Enova Mexico, |  |  EM Service  |
        | S.A. de C.V. |  |    Company   |
        +--+---------+-+  +--------------+
           |         |
+----------+---+  +--+-----------+
|Distribuidora |  |Distribuidora |
|de Gas Natural|  |de Gas Natural|
|de Chihuahua, |  | de Mexicali, |
|  S. de R.L.  |  |  S. de R.L.  |
|   de C.V.    |  |   de C.V.    |
+--------------+  +--------------+


















      The above-named Enova Corporation has caused this statement to be duly executed on its behalf by its authorized officer as of the 27th day of February, 1998.

                                  ENOVA CORPORATION


                                  By :      /s/ Frank H Ault
                                      -------------------------------
                                               Frank H. Ault
                                       Vice President and Controller

Corporate Seal

Attest:

/s/ Kevin C. Sagara
-----------------------
Kevin C. Sagara
Assistant General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                         Frank H. Ault
                 Vice President and Controller
                    Post Office Box 129400
               San Diego, California 92112-9400

Exhibit A
Enova Corporation/
Consolidating Income Statement
In Thousands of Dollars
For the Year Ended December 31, 1997


                                 SDG&E      PDCC     CALIFIA
                               ----------  -------  ---------
OPERATING REVENUES
Electric                       $1,769,421  $        $
Gas                               398,127
Other                                                 49,457
                               ----------  -------  ---------
TOTAL OPERATING REVENUES        2,167,548             49,457
                               ----------  -------  ---------
OPERATING EXPENSES
Electric fuel                     163,765
Purchased power                   441,400
Gas purchased for resale          183,078
Maintenance                        87,597
Depreciation & decommissioning    323,882             16,719
Property and other taxes           43,261
General and administrative        212,634      197       573
Other                             177,760             37,386
Income taxes                      217,083            (11,115)
                               ----------  --------  --------
TOTAL OPERATING EXPENSES        1,850,460      197    43,563
                               ----------  --------  --------
Operating Income                  317,088     (197)    5,894
                               ----------  --------  --------
Other Income and (Deductions)

Allowance for equity funds used
  during construction               5,192
Taxes on non-operating income      (2,073)   5,176
Other-net                           4,243    5,125     1,972
                               ----------  --------  --------
Total other income & (deductions)   7,362   10,301     1,972
                               ----------  --------  --------
Income Before Interest Charges    324,450   10,104     7,866
                               ----------  --------  --------
Interest Charges
Long-term debt                     69,545                833
Short-term debt and other          18,979      122
Allowance for borrowed funds used
  during construction              (2,306)
Preferred Dividend of SDG&E
                               ----------  --------  --------
Net interest charges & preferred
  dividends   			     86,218      122       833
                               ----------  --------  --------
Net Income(loss) (before preferred
dividend requirements)            238,232    9,982     7,033
					   =======   =======
Preferred Dividend of SDG&E         6,582
                               ----------
Earnings Applicable to
  Common Shares                $  231,650
                               ==========




Exhibit A
Enova Corporation/
Consolidating Income Statement
In Thousands of Dollars
For the Year Ended December 31, 1997

                                ENOVA     ENOVA        ENOVA
                              FINANCIAL   ENERGY    INTERNATIONAL
                              ----------  -------   -------------
                               <
OPERATING REVENUES
Electric
Gas
Other                                         631          (89)
                               --------    -------  -----------
TOTAL OPERATING REVENUES                      631          (89)
                               ---------   -------  -----------
OPERATING EXPENSES
Electric fuel
Purchased power                                90
Gas purchased for resale                      130
Maintenance
Depreciation & decommissioning    6,142        51            1
Property and other taxes                      105           42
General and administrative          560     5,349        1,235
Other                             7,485        54
Income taxes                    (43,927)
                                --------  --------   ----------
TOTAL OPERATING EXPENSES        (29,740)    5,779        1,278
                               ---------  --------   ----------
Operating Income                 29,740    (5,148)      (1,367)
                               ---------  --------   ----------
Other Income and (Deductions)

Allowance for equity funds used
  during construction
Taxes on non-operating income
Other-net                         2,640    (10,535)         17
                               ---------  ---------  ----------
Total other income & (deductions) 2,640    (10,535)         17
                               ---------  ---------  ----------
Income Before Interest Charges   32,380    (15,683)     (1,350)
                               ---------  ---------  ----------
Interest Charges
Long-term debt                   15,239
Short-term debt and other                       15          26
Allowance for borrowed funds used
  during construction
Preferred Dividend of SDG&E
                               ---------  ---------  ----------
Net interest charges & preferred
  dividends   			   15,239         15          26
                               ---------  ---------  ----------
Net Income(loss) (before preferred
dividend requirements)           17,141    (15,698)     (1,376)
                               ========= ========== ===========
Preferred Dividend of SDG&E

Earnings Applicable to
  Common Shares








Exhibit A
Enova Corporation
Consolidating Income Statement
In Thousands of Dollars
For the Year Ended December 31, 1997


                                            Adjustments
                        ENOVA      ENOVA        and
                      TECHNOLOGY   CORP    Eliminations  Consolidated
                      ----------  -------  ------------  ------------
OPERATING REVENUES
Electric              $           $          $             $1,769,421
Gas                                                           398,127
Other                       (540)                              49,459
                      ----------  -------  ------------  ------------
TOTAL OPERATING REVENUES    (540)                           2,217,007
                      ----------  -------  ------------  ------------
OPERATING EXPENSES
Electric fuel                                                 163,765
Purchased power                                               441,490
Gas purchased for resale                                      183,208
Maintenance                                                    87,597
Depreciation & decommiss.            643                      347,438
Property and other taxes       2       9                       43,419
General and administrative   534   1,950                      223,032
Other                                 42                      222,727
Income taxes                      (8,736)      6,856          160,161
                      ---------- --------  ------------   -----------
TOTAL OPERATING EXPENSES     578  (6,134)      6,856        1,872,837
                      ---------- --------  ------------  -----------
Operating Income          (1,118)  6,134      (6,856)         344,170
                      ---------- --------  ------------  -----------
Other Income and (Deductions)

Allowance for equity funds used
  during construction                                           5,192
Taxes on non-operating income                  6,856            9,959
Other-net                   (223)  1,156      (2,742)           1,653
                       ----------- --------  ------------  -----------
Total other income (deduct) (223)  1,156       4,114           16,804
                       ----------- --------  ------------  -----------
Income Before Interest Charges
                          (1,341)  7,290      (2,742)         360,974
                       ----------- --------  ------------  -----------
Interest Charges
Long-term debt                                                 85,617
Short-term debt and other           3,074     (2,742)          19,474
Allowance for borrowed funds used
  during construction                                          (2,306)
Preferred Dividend of SDG&E                    6,582            6,582
                       ----------  --------  ------------  -----------
Net interest charges & preferred
  dividends                         3,074      3,840          109,367
                       ----------  --------  ------------  -----------
Net Income(loss) (before preferred
dividend requirements)     (1,341)  4,216     (6,582)         251,607
                       =========== ========
Preferred Dividend of SDG&E                   (6,582)          --
                                             ------------   ----------
Earnings Applicable to
  Common Shares                                   --          $251,607
                                            ============    ==========


Enova Corporation
Consolidating Statement of Retained Earnings
For the Year Ending December 31, 1997
In Thousands of Dollars


                                SDG&E       PDCC     CALIFIA
                              ---------   ---------  -------
Balance, December 31, 1996    $ 546,445   $(48,900)  $ 7,902
  Net Income                    238,232      9,982     7,033
Subsidiaries transferred to
     Enova Corporation
Dividends declared:
     To Enova Corporation
     Preferred stock             (6,582)                (551)
     Common stock              (248,423)
                              ----------  ---------  -------
Balance December 31, 1997     $ 529,672   $(38,918) $ 14,384
                              ==========  =========  ========





Enova Corporation
Consolidating Statement of Retained Earnings
For the Year Ending December 31, 1997
In Thousands of Dollars

                                ENOVA      ENOVA        ENOVA
                              FINANCIAL    ENERGY   INTERNATIONAL
                              ---------  ---------  -------------
Balance, December 31, 1996    $35,703    $(10,356)  $     (952)
  Net Income                   17,141     (15,698)      (1,376)
Subsidiaries transferred to
     Enova Corporation
Dividends declared:
     To Enova Corporation
     Preferred stock
     Common stock
                              --------  ---------  ------------
Balance December 31, 1997     $52,844   $(26,054)  $    (2,328)
                              ========   ========  ============



Enova Corporation
Consolidating Statement of Retained Earnings
For the Year Ending December 31, 1997
In Thousands of Dollars

                                          Adjustments
                      ENOVA      ENOVA       and
                   TECHNOLOGY    CORP.    Eliminations  Consolidated
                   ----------  ---------  ------------  ------------
Balance, December 31, 1996
                 $   (3,938)  $ 381,364     $(195,642)   $  711,626
  Net Income         (1,341)      4,216        (6,582)      251,607
Subsidiaries transferred to
     Enova Corporation
Dividends declared:
     To Enova Corporation
     Preferred stock                            7,133
     Common stock               178,423      (108,423)     (178,423)
                  ----------  ----------    ----------   -------------
Balance December 31, 1997
                $   (5,279)   $ 564,003 $    (303,514)   $  784,810
                  ==========  ==========    ==========   =============





Enova Corporation
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended December 31, 1997


                                   SDG&E       PDCC     CALIFIA
                                  --------    -------  ---------
ASSETS
Utility plant--at original cost   $5,888,539  $         $
Accumulated depreciation
    and decommissioning           (2,952,455)
                                 ----------- --------- ----------
  Utility plant--net               2,936,084
                                 ----------- --------- ----------
Investments in partnerships &
  unconsolidated subsidiaries                             378,069
                                 ----------- --------- ----------
Nuclear decommissioning trust        399,143
                                 ----------- --------- ----------
CURRENT ASSETS
  Cash and temporary investments     536,050       129         19
  Accounts receivable                229,148
  Due from affiliates                125,417     4,233     42,755
  Notes receivable                               6,236     20,847
  Inventories                         65,390
  Other                               51,840     5,411     11,764
                                  ----------  --------  ---------
     TOTAL CURRENT ASSETS          1,007,845    16,009     75,385
                                  ----------  --------  ---------
Deferred taxes recoverable in rates  184,837
                                  ----------  --------  ---------
Deferred charges and other assets    126,584    10,280      8,088
                                   ---------   --------  ---------
     TOTAL ASSETS                 $4,654,493  $ 26,289  $  83,473
                                   =========   ========  =========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                    $1,387,363 $ 21,954  $  42,412
  Preferred stock not subject
    to mandatory redemption            78,475               5,235
  Preferred stock subject to
    mandatory redemption               25,000
  Long-term debt                    1,787,823
                                  -----------  --------  ---------
     TOTAL CAPITALIZATION           3,278,661   21,954     47,647
                                  -----------  --------  ---------
CURRENT LIABILITIES
  Current portion of long-term debt    72,575               5,473
  Accounts payable                    161,039      790
  Due to affiliates                              1,094         15
  Dividends payable                    45,968                  82
  Taxes accrued
  Interest accrued                     10,468
  Regulatory balancing accounts
    overcollected-net                  58,063
  Other                               114,388    1,889     29,341
                                  -----------  --------  ---------
     TOTAL CURRENT LIABILITIES        462,501    3,773     34,911
                                  -----------  --------  ---------
Customer advances for construction     37,661
Accumulated deferred income
  taxes - net                         471,890      377
Accumulated deferred investment
  tax credits                          62,332
Deferred credits and other
  liabilities                         341,448      185        915
                                   ----------  --------  ---------
TOTAL CAPITALIZATION &             $4,654,493 $ 26,289  $  83,473
LIABILITIES                        ==========  ========  =========






Enova Corporation
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended December 31, 1997

                                    Enova      Enova         Enova
                                   Financial   Energy    International
                                   ---------  ---------- -------------
ASSETS
Utility plant--at original cost    $          $            $
Accumulated depreciation
    and decommissioning
                                   ---------  ----------  ----------
  Utility plant--net
                                   ---------  ----------  ----------
Investments in partnerships &
  unconsolidated subsidiaries        13,385      8,319
                                   ---------  ----------  ----------
Nuclear decommissioning trust
                                   ---------  ----------  ----------
CURRENT ASSETS
  Cash and temporary investments     81,158        525          394
  Accounts receivable                            1,675          298
  Due from affiliates                            1,042
  Notes receivable
  Inventories                                      462
  Other                               5,860                       2
                                   ---------  ----------  ----------
     TOTAL CURRENT ASSETS            87,018      3,704          694
                                   ---------  ----------  ----------
Deferred taxes recoverable in rates
                                   ---------  ----------  ----------
Deferred charges and other assets     1,390        200            2
                                   ---------  ----------  ----------
     TOTAL ASSETS                 $ 466,477  $  17,289    $   9,015
                                   =========  ==========  ==========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                   $ 116,745  $  15,130    $   8,491
  Preferred stock not subject
    to mandatory redemption
  Preferred stock subject to
    mandatory redemption
  Long-term debt                    269,210
                                  ---------  ----------   ----------
     TOTAL CAPITALIZATION           385,955     15,130        8,491
                                  ---------  ----------   ----------
CURRENT LIABILITIES
  Current portion of long-term debt  43,652
  Accounts payable                                 636          168
  Due to affiliates                     109        684          340
  Dividends payable
  Taxes accrued                                      3
  Interest accrued                   12,692
  Regulatory balancing accounts
    overcollected-net
  Other                                             25
                                  ---------  ----------   ----------
     TOTAL CURRENT LIABILITIES       56,453      1,348          508
                                  ---------  ----------   ----------
Customer advances for construction
Accumulated deferred income
  taxes - net                        24,069
Accumulated deferred investment
  tax credits
Deferred credits and other
  liabilities                                      811           16
                                  ---------  ----------   ----------
TOTAL CAPITALIZATION &            $ 466,477  $  17,289    $   9,015
LIABILITIES                       =========  ==========   ==========


Enova Corporation
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended December 31, 1997
                                   Enova        Enova
                                 Technology   Corporation
                                 ----------  ------------
ASSETS
Utility plant--at original cost   $            $
Accumulated depreciation
    and decommissioning
                                 -----------  -----------
  Utility plant--net
                                 -----------  -----------
Investments in partnerships &
  unconsolidated subsidiaries	        3,355   1,717,880
                                -----------  -----------
Nuclear decommissioning trust
                                -----------  -----------
CURRENT ASSETS
  Cash and temporary investments         63       6,037
  Accounts receivable                     3         554
  Due from affiliates                 3,174       5,929
  Notes receivable
  Inventories                         1,222
  Other                                   1      63,330
                                  ----------  ----------
     TOTAL CURRENT ASSETS             4,463      75,850
                                  ----------  ----------
Deferred taxes recoverable in rates
                                  ----------  ----------
Deferred charges and other assets                 6,473
                                  ----------  ----------
     TOTAL ASSETS                  $   7,818  1,800,203
                                  ========== ===========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                    $   7,543  1,570,383
  Preferred stock not subject
    to mandatory redemption
  Preferred stock subject to
    mandatory redemption
  Long-term debt
                                  ---------- ----------
     TOTAL CAPITALIZATION              7,543  1,570,383
                                   ---------- ----------
CURRENT LIABILITIES
  Current portion long-term debt
  Accounts payable                       219        543
  Due to affiliates                       56    180,274
  Dividends payable                              44,323
  Taxes accrued                                   4,056
  Interest accrued
  Regulatory balancing accounts
    overcollected-net
  Other                                             624
                                   ----------   --------
     TOTAL CURRENT LIABILITIES           275    229,820
                                   ----------   --------
Customer advances for construction
Accumulated deferred income
  taxes - net
Accumulated deferred investment
  tax credits
Deferred credits and other
  liabilities
                                  ----------  ---------
 TOTAL CAPITALIAZATION &             $7,818  $1,800,203
   LIABILITIES                     ==========  =========








Enova Corporation
Consolidating Balance Sheet
In Thousands of Dollars
For the Period Ended December 31, 1997
                                 Adjustments
                                     and
                                 Eliminations  Consolidated
                                ------------  -------------
ASSETS
Utility plant--at original cost $               $5,888,539
Accumulated depreciation
    and decommissioning                         (2,952,455)
                                ------------  -------------
  Utility plant--net                             2,936,084
                                -----------  -------------
Investments in partnerships &
  unconsolidated subsidiaries0   (1,604,895)       516,113
                                ------------  -------------
Nuclear decommissioning trust                      399,143
                                ------------  -------------
CURRENT ASSETS
  Cash and temporary investments                   624,375
  Accounts receivable                              231,678
  Due from affiliates             (182,550)             --
  Notes receivable                                  27,083
  Inventories                                       67,074
  Other                             (48,382)        89,826
                                ------------  -------------
     TOTAL CURRENT ASSETS          (230,932)     1,040,036
                                ------------  -------------
Deferred taxes recoverable in rates                184,837
                                ------------  -------------
Deferred charges and other assets    4,694         157,711
                                ------------  -------------
     TOTAL ASSETS              $(1,831,133)     $5,233,924
                                ============= =============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                $(1,599,638)     $1,570,383
  Preferred stock not subject
    to mandatory redemption         (5,235)         78,475
  Preferred stock subject to
    mandatory redemption                            25,000
  Long-term debt                                 2,057,033
                                -----------    -----------
     TOTAL CAPITALIZATION        (1,604,873)     3,730,891
                                 -----------    -----------
CURRENT LIABILITIES
  Current portion long-term debt                   121,700
  Accounts payable                                 163,395
  Due to affiliates                (182,572)            --
  Dividends payable                 (44,323)        46,050
  Taxes accrued                      (4,059)            --
  Interest accrued                                  23,160
  Regulatory balancing accounts
    overcollected-net                               58,063
  Other                                            146,267
                                -----------     -----------
     TOTAL CURRENT LIABILITIES    (230,954)        558,635
                                -----------     -----------
Customer advances for construction                  37,661
Accumulated deferred income
  taxes - net                        4,694         501,030
Accumulated deferred investment
  tax credits                                       62,332
Deferred credits and other
  liabilities                                      343,375
                               ------------    ------------
 TOTAL CAPITALIAZATION &        (1,831,133)   $  5,233,924
   LIABILITIES                 ============    ============